                                                                   Exhibit 99.67

(TRANSITION THERAPEUTICS INC. LOGO)

                                                           FOR IMMEDIATE RELEASE

    TRANSITION THERAPEUTICS ANNOUNCES FISCAL 2006 YEAR END FINANCIAL RESULTS

TORONTO, ON, SEPTEMBER 14, 2006 - TRANSITION THERAPEUTICS INC. ("Transition" or the "Company") (TSX: TTH), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2006.

SELECTED HIGHLIGHTS

During fiscal 2006 and up to the date of this press release, the Company achieved the following significant milestones:

     I.N.T.(TM) - DIABETES:

     - ANNOUNCED ENCOURAGING PRELIMINARY BLINDED SAFETY AND EFFICACY DATA FROM THE ONGOING EXPLORATORY PHASE IIA CLINICAL STUDY OF ITS LEAD DIABETES REGENERATIVE THERAPY, E1-I.N.T.(TM) IN TYPE I DIABETES PATIENTS. Data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses. In addition, the Company has completed enrollment for exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and II diabetes patients;

     - TRANSITION RECEIVED US$1 MILLION AS THE COMPANY AND NOVO NORDISK A/S ("NOVO NORDISK") AMENDED THE I.N.T.(TM) LICENSE AGREEMENT TO RESTATE THE RIGHTS AND RESPONSIBILITIES OF THE PARTIES. Novo Nordisk retains exclusive, worldwide rights to the E1-I.N.T. (TM) program and the Company regains exclusive ownership and rights to all other I.N.T.(TM) programs, including GLP1-I.N.T.(TM);

     - THE COMPANY AND THE JUVENILE DIABETES RESEARCH FOUNDATION INTERNATIONAL ("JDRF") ENTERED INTO AN AGREEMENT IN WHICH THE JDRF WILL PROVIDE MILESTONE DRIVEN FUNDING OF UP TO US$4 MILLION to assist in the expedited development of GLP1-I.N.T.(TM) over a two year period;

     - SIGNED AN EXCLUSIVE LICENSE AGREEMENT FOR TWO US PATENTS FOR THE USE OF GLUCAGON-LIKE PEPTIDE-1 ("GLP-1") ANALOGUES in the treatment of type I diabetes.

     AZD 103 - ALZHEIMERS DISEASE:

     - ACQUIRED ALL OF THE REMAINING OUTSTANDING SHARES OF ALZHEIMER'S FOCUSED ELLIPSIS NEUROTHERAPEUTICS INC. ("ENI"). The key asset in the acquisition is the Alzheimer's disease compound AZD-103;

     - RECEIVED CLEARANCE FROM BOTH THE UNITED STATES FOOD AND DRUG ADMINISTRATION ("FDA") AND THERAPEUTIC PRODUCTS DIRECTORATE OF HEALTH

          CANADA TO COMMENCE PHASE I CLINICAL TRIALS to evaluate the pharmacokinetics, safety and tolerability of escalating doses of AZD-103 in healthy volunteers.

     - POSITIVE RESULTS RELEASED FROM CANADIAN PHASE I CLINICAL TRIAL OF AZD-103 showed that AZD-103 has a favourable pharmacokinetic profile and preliminary safety data indicated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study.

     HCV-IET - HEPATITIS C:

     - ANNOUNCED INTERIM DATA FROM A PHASE I/II CLINICAL TRIAL OF HCV-IET IN HEPATITIS C NON responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

     SUSTAINING FINANCIAL STRENGTH:

     - COMPLETED AN OFFERING FOR 15,575,000 COMMON SHARES at a price of $0.69 per common share for net cash proceeds of $9,648,600;

     - RECEIVED THE FIRST ANNIVERSARY PAYMENT OF $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc.

     OTHER:

     - ACQUIRED FROM PROTANA INC. ("PROTANA"), THE OPTIMOL(TM) LEAD DISCOVERY TECHNOLOGY, A PATENTED, STATE-OF-THE-ART DRUG DISCOVERY SYSTEM that will enable the Company to identify and optimize lead compounds in considerably less time than current industry standards;

     - TO DATE, THE CORPORATION POSSESSES OR EXCLUSIVELY LICENSES 32 ISSUED PATENTS. DURING THE YEAR THE COMPANY WAS ISSUED THREE US PATENTS. The first claims composition of matter for the diabetes regenerative agent E1, the second claims E1-I.N.T. (TM) methods for treating diabetes patients, and the third claims the use of Transition's interferon enhancer EMZ702 and alpha or beta interferons for the treatment of viral diseases, including hepatitis C.

"In the last year, we achieved significant milestones with key strategic acquisitions, and made substantial progress across the multiple drug development programs that are currently under clinical development. The Company is now stronger than ever" said Dr. Tony Cruz, Chairman and CEO of Transition. "I am excited about the future of our Company, with a strong product pipeline in clinical development; we will have much news to report in fiscal 2007".

PIPELINE REVIEW

I.N.T.(TM) TECHNOLOGY FOR DIABETES

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1- I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. During fiscal 2005, Transition received FDA clearance to initiate exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics.

During fiscal 2006, Transition completed enrolment for these two clinical trials which are evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. In December 2005, the Company announced blinded safety and efficacy data from the ongoing exploratory Phase IIa clinical study of E1-I.N.T.(TM) for type I diabetes patients. Preliminary data from three of the first four type I diabetes patients completing the 4 week treatment period showed a reduction in daytime insulin usage by 35-75% and a favorable safety profile when the therapy was titrated to maximal doses.

Transition currently advances the clinical development of E1-I.N.T.(TM) for type I and type II diabetes. Upon the delivery of final data from the ongoing clinical trials, Novo Nordisk shall decide whether to finalize development and commercialization of E1-I.N.T.(TM). Following such a decision Transition will be entitled to additional milestone payments and reimbursement of all E1-I.N.T.(TM) clinical development costs since August 2004.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, GLP-1, with G1, is currently in pre-clinical development. The Company has entered into an agreement with the JDRF to support the clinical development of GLP1- I.N.T.(TM) over the next two years.

AZD-103 FOR ALZHEIMER'S DISEASE

From November 2004 to February 2006, through a series of transactions, the Company acquired a 33.2% interest in ENI, a company developing therapeutics for Alzheimer's disease. In March 2006, the Company announced the acquisition of all the remaining outstanding shares of ENI that the Company did not already own. The key asset in the acquisition is the Alzheimer's disease compound AZD-103, a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

In April 2006, the Company received clearance from the Therapeutic Products Directorate of Health Canada to commence a Phase I clinical trial to evaluate the pharmacokinetics, safety and tolerability of escalating doses of AZD-103 in healthy volunteers. The study demonstrated that AZD-103 was well tolerated and no safety concerns or significant adverse events were observed in the study. In August 2006, the Company also received clearance from the FDA to commence a subsequent Phase I clinical trial evaluating higher doses of AZD-103.

I.E.T. FOR HEPATITIS C AND MS

Interferon Enhancing Therapy ("I.E.T.") is a development initiative for Transition that has resulted in the discovery and development of two drug candidates: HCV-I.E.T. for hepatitis C and MS-I.E.T for multiple sclerosis ("MS").

HCV-I.E.T. FOR HEPATITIS C

HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(alpha) and ribavirin. The combination of EMZ702 with interferon-(alpha) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-(alpha) and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial was designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients. In the trial, hepatitis C patients who have not responded to a pegylated interferon and ribavirin product, receive twice-weekly treatments of EMZ702 administered along with the same pegylated interferon and ribavirin product for 12 weeks.

In August 2006, the Company announced data from a Phase I/II clinical trial of HCV-IET in hepatitis C non responders. In the study, 6 of 21 (28%) of the hepatitis C non-responder patients that completed 12 weeks of treatment had a greater than 99% reduction of virus levels.

MS-I.E.T. FOR MS

The Company is actively seeking a partner for the MS-I.E.T. product, a combination of Transition's interferon enhancer EMZ701 and interferon beta, for its clinical development. Upon an MS-I.E.T. partnership or at the completion of Transition's current trials in diabetes, Alzheimer's disease and hepatitis C, the Company will evaluate options to increase the number of clinical sites and rate of patient enrolment.

SUSTAINING FINANCIAL STRENGTH

During the year ended June 30, 2006, the Company strengthened its cash position by completing an offering for 15,575,000 common shares for net cash proceeds of $9,648,600. The Company's cash and cash equivalents and short-term investments were $15,005,437 at June 30, 2006. The Company currently believes that it has adequate financial resources for anticipated expenditures until early fiscal 2008.

FINANCIAL REVIEW

For the year ended June 30, 2006, Transition recorded a net loss of $23,541,401 ($0.17 per common share) compared to a net loss of $14,223,108 ($0.12 per common share) for the fiscal year ended June 30, 2005.

Research and development expenses increased to $11,060,455 for the fiscal year ended June 30, 2006 from $3,944,096 for the same period in 2005. This significant increase of $7,116,359 or 180% was primarily the result of an increase in clinical program expenses relating to the Company's I.N.T(TM) and I.E.T. on-going clinical trials, increase in costs relating to the lead discovery system purchased from Protana, costs incurred to advance AZD-103 to Phase I clinical trials, and additions to the Company's product development team.

General and administrative expenses increased to $3,140,800 for the fiscal year ended June 30, 2006 from $2,944,105 for the fiscal year ended June 30, 2005. This increase of $196,695 or 7% primarily resulted from increased operating costs relating to the relocation of the Company's facilities and the relocation of the drug discovery group to the same facility, partially off set by a reduction in recruiting fees and reduced bank charges resulting from improved cash management.

Amortization for the year ended June 30, 2006 increased by $2,539,784 or 31% to $10,749,411 as compared to $8,209,627 for the year ended June 30, 2005. The increase in amortization expense resulted from the technology, products and patents acquired from ENI as well as the technology, patents and workforce resulting from the purchase of certain assets of Protana.

Interest income, net for the fiscal year ended June 30, 2006, was $413,380 as compared to $513,822 for the fiscal year ended June 30, 2005. Interest income for fiscal 2006 increased by $39,232 but was offset by interest expense of $139,674 resulting from the long-term debt obligation assigned in conjunction with the purchase of assets from Protana, resulting in a net decrease in interest income of $100,442 or 20%.

Recovery of future income taxes for the year ended June 30, 2006 increased by $712,593 or 68% to a recovery of $1,760,347 as compared to a recovery of $1,047,754 for the year ended June 30, 2005. As a result of the ENI acquisition, the Company set up a future income tax liability relating to the technology, products and patents acquired. The Company has recorded an income tax recovery resulting from the recognition of future income tax assets related mainly to ENI loss carry-forwards and a reduction in future income tax liability resulting from the amortization of the technology acquired from ENI. The prior year income tax recovery was derived from the reduction of the future income tax liability which related to the acquisition of Waratah in 2002.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, HCV-I.E.T. for the treatment of hepatitis C and MS-I.E.T. for the treatment of multiple sclerosis. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Financial Statements to Follow:

                           CONSOLIDATED BALANCE SHEETS

As at June 30

                                                           2006          2005
                                                            $             $
                                                       -----------   -----------
ASSETS
CURRENT
Cash and cash equivalents                                4,074,582     6,598,221
Short-term investments                                  10,930,855    14,000,748
Receivables                                                371,663       170,116
Investment tax credits receivable                        1,176,066       566,339
Research inventory                                         587,501       709,444
Prepaid expenses and deposits                              469,956       407,524
Assets held for sale                                       381,948            --
                                                       -----------   -----------
TOTAL CURRENT ASSETS                                    17,992,571    22,452,392
Long-term research inventory                             2,638,098     1,872,643
Deferred charges                                           116,208       125,040
Capital assets, net                                      1,596,643       453,166
Intangible assets                                       37,067,829    12,310,463
Investment in ENI                                               --     2,121,566
Net assets transferred under contractual arrangement            --     1,093,922
                                                       -----------   -----------
                                                        59,411,349    40,429,192
                                                       ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                 3,396,013     2,150,933
Current portion of long-term debt                          292,124            --
Current portion of deferred revenue                        657,541       465,107
Current portion of obligation under capital leases          18,390        17,019
                                                       -----------   -----------
TOTAL CURRENT LIABILITIES                                4,364,068     2,633,059
Deferred revenue                                         1,596,727     1,727,972
Liability to ENI subject to guaranteed share value
   obligation                                                   --       820,900
Obligation under capital leases                             30,401        48,791
Leasehold inducement                                       102,888            --
Future tax liability                                     8,015,366            --
Contingent consideration payable                        10,520,692            --
                                                       -----------   -----------
TOTAL LIABILITIES                                       24,630,142     5,230,722
                                                       -----------   -----------
SHAREHOLDERS' EQUITY
Share capital
   Common shares                                        99,563,853    77,254,351
   Contributed surplus                                   4,469,987     2,811,966
   Stock options                                           774,858       743,628
   Warrants                                                     --       486,615
   Exchange Rights                                              --       388,000
Deficit                                                (70,027,491)  (46,486,090)
                                                       -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                              34,781,207    35,198,470
                                                       -----------   -----------
                                                        59,411,349    40,429,192
                                                       ===========   ===========

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended June 30

                                              2006           2005
                                                $              $
                                          ------------   ------------
REVENUES
Management fees from ENI                       239,930             --
Licensing fees                                 131,244        109,370
                                          ------------   ------------
                                               371,174        109,370
                                          ------------   ------------
EXPENSES
Research and development                    11,060,455      3,944,096
General and administrative                   3,140,800      2,944,105
Amortization                                10,749,411      8,209,627
Foreign exchange loss (gain)                   (82,043)         6,357
Loss on disposal of capital assets and
   assets held for sale                         58,034             --
Loss on short-term investments                  63,000             --
                                          ------------   ------------
                                            24,989,657     15,104,185
                                          ------------   ------------
Loss before the following                  (24,618,483)   (14,994,815)
Interest income, net                           413,380        513,822
Equity loss in ENI                            (477,723)      (183,626)
Losses of company transferred under
   contractual arrangement                    (618,922)      (606,243)
                                          ------------   ------------
Loss before income taxes                   (25,301,748)   (15,270,862)
Future income taxes recovery                 1,760,347      1,047,754
                                          ------------   ------------
NET LOSS FOR THE YEAR                      (23,541,401)   (14,223,108)
                                          ------------   ------------
DEFICIT, BEGINNING OF YEAR,
AS ORIGINALLY STATED                       (46,486,090)   (32,217,802)
Adjustment for change in accounting
policy related to stock-based
compensation                                        --        (45,180)
                                          ------------   ------------
DEFICIT, BEGINNING OF YEAR, AS RESTATED    (46,486,090)   (32,262,982)
                                          ------------   ------------
DEFICIT, END OF YEAR                       (70,027,491)   (46,486,090)
                                          ============   ============
BASIC AND DILUTED NET LOSS PER COMMON
SHARE                                     $      (0.17)  $      (0.12)
                                          ============   ============

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30

                                                                     2006          2005
                                                                      $             $
                                                                 -----------   -----------
OPERATING ACTIVITIES
Net loss for the year                                            (23,541,401)  (14,223,108)
Add (deduct) items not involving cash:
   Amortization of:
      capital assets                                                 387,274       128,201
      intangible assets                                           10,655,113     8,136,604
      deferred charges                                                 8,832            --
      leasehold inducement                                                --       (21,578)
   Leasehold inducement                                              102,888            --
   Write-off of research inventory                                   296,687        76,825
   Recovery of future income taxes                                (1,760,347)   (1,048,324)
   Stock-based compensation expense                                  405,699       379,374
   Equity loss in ENI                                                477,723       183,626
   Losses of company transferred under
      contractual arrangement                                        618,922       606,243
   Loss on disposal of capital assets and assets held for sale        58,034            --
   Loss on short-term investments                                     63,000            --
   Management fees from ENI                                         (239,930)           --
   Foreign exchange loss (gain)                                      (36,012)           --
                                                                 -----------   -----------
                                                                 (12,503,518)   (5,782,137)
Net change in operating assets and
   liabilities                                                       232,953      (484,338)
                                                                 -----------   -----------
CASH USED IN OPERATING ACTIVITIES                                (12,270,565)   (6,266,475)
                                                                 -----------   -----------
INVESTING ACTIVITIES
Redemption (purchase) of short-term investments                    3,189,893   (14,000,748)
Acquisition of Protana assets                                     (3,109,756)           --
Investment in ENI                                                   (381,062)   (1,096,292)
Purchase of capital assets                                          (234,919)     (114,764)
Proceeds on disposal of capital assets                                 3,573            --
Net cash received from contractual arrangement                       475,000       254,996
Cash received on acquisition of ENI                                1,040,471            --
ENI acquisition costs                                               (253,296)           --
                                                                 -----------   -----------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                      729,904   (14,956,808)
                                                                 -----------   -----------
FINANCING ACTIVITIES
Proceeds from bought deal financing, net                           9,648,600            --
Proceeds from assets held for sale                                 2,118,220            --
Repayment of long term debt                                       (2,740,795)           --
Repayment of obligation under capital leases                         (17,019)      (20,554)
Proceeds from issuance of common shares, net                           8,016    10,200,903
                                                                 -----------   -----------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                    9,017,022    10,180,349
                                                                 -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS DURING THE PERIOD                                  (2,523,639)  (11,042,934)
Cash and cash equivalents, beginning of period                     6,598,221    17,641,155
                                                                 -----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           4,074,582     6,598,221
                                                                 ===========   ===========

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz                           Elie Farah
Chief Executive Officer                 Chief Financial Officer
Transition Therapeutics Inc             Transition Therapeutics Inc.
Phone: 416-260-7770 x 223               Phone: 416-260-7770 x 203
tcruz@transitiontherapeutics.com        efarah@transitiontherapeutics.com